ASHFORD NEVADA HOLDING CORP.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

September 20, 2019

VIA EDGAR

Mr. Joshua Lobert
United States Securities and Exchange Commission
Staff Attorney, Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Registration Statement on Form S-4 (File No. 333-232736)

Dear Mr. Lobert:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Ashford Nevada Holding Corp. hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-232736) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on September 23, 2019 or as soon as practicable thereafter.

Please contact the undersigned at (972) 778-9312 with any questions.

Very truly yours,

ASHFORD NEVADA HOLDING CORP.

By:	/s/ Robert G. Haiman
	Name:	Robert G. Haiman
	Title:	Secretary